December 26, 2024

Lewis H. Bender
President & Chief Financial Officer
INTENSITY THERAPEUTICS, INC.
1 Enterprise Drive
Suite 430
Shelton, CT 06484

       Re: INTENSITY THERAPEUTICS, INC.
           Form 10-K for the year ended December 31, 2023
           Filed March 14, 2024
           File No. 001-41109
Dear Lewis H. Bender:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations , page 83

1. We note your disclosure on page F-9 that you track external research and development expenses based on research and development initiative, including
       preclinical, individual clinical study, and manufacturing activities but not by program.
       We also note the tabular disclosure of research and development expenses on page 48 of your Form S-1 amended on June 23, 2023, consistent with your response letter dated October 28, 2021. In this regard, please provide us in your response, revised disclosure of the costs incurred for the periods ended December 31, 2023 and nine-
       months ended September 30, 2024, for each of your key research and development initiatives which should reconcile to total research and development expense on the
       Statements of Operations. In addition, please provide similar revised disclosure in future periodic filings, beginning with your Form 10-K for the year ended December
       31, 2024.
 December 26, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences